SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Final Amendment)

Innovation Access Fund

(Name of Issuer)

Innovation Access Fund

(Name of Person(s) Filing Statement)

Class A, Class W and Class I Shares of Beneficial Interest

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Jennifer Shufro

SilverBay Capital Management LLC

350 Madison Avenue, 20th Floor

New York, NY 10017

(212) 716-6840

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

George M. Silfen, Esq.

Alston & Bird LLP

90 Park Avenue

New York, NY 10016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

ITEMS 1-9, AND 11.

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") filed by Innovation Access Fund (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase up to $30,000,000 of Class A shares of beneficial interest, Class W shares of beneficial interest and Class I shares of beneficial interest of the Fund (“Shares”) at a price equal to their net asset value as of April 30, 2026, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (a)(1)(ii) and (a)(1)(iii) to the Statement, respectively.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended:

1.         The Offer expired at the end of the day on April 29, 2026, immediately prior to midnight, Eastern Time.

2.         No Shares were tendered by shareholders of the Fund in connection with the Offer, and, as a result, the Fund has accepted no Shares for purchase pursuant to the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INNOVATION ACCESS fund

By:	/s/ Greg Jakubowsky
Name:	Greg Jakubowsky
Title:	President

May 5, 2026